Exhibit 99.1

FOR immediate RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN CORPORATION, PLC ANNOUNCES REDEMPTION OF ITS
SENIOR NOTES DUE 2016

DUBLIN, IRELAND – October 1, 2012  - Elan Corporation, plc (“Elan”) (NYSE: ELN) announced today that it will redeem all of the Senior Notes due 2016 issued on October 2, 2009 (the “2009 Notes”) and Senior Notes due 2016 issued on August 17, 2010 (the “2010 Notes” and, together with the 2009 Notes, the “Notes”) of its wholly owned subsidiaries, Elan Finance public limited company and Elan Finance Corp. (the “Co-Issuers”), that remain outstanding following the completion of the Co-Issuers’ previously announced tender offer to purchase any and all of the outstanding Notes (the “Tender Offer”).  The Tender Offer is made pursuant to an Offer to Purchase and Consent Solicitation Statement (the “Offer to Purchase and Consent Solicitation Statement”), dated September 24, 2012, and will expire at 11:59 p.m., Eastern Time, on October 22, 2012, unless the Tender Offer is extended or earlier terminated (the “Expiration Date”).  Notes in an aggregate principal amount of $624.5 million are currently outstanding.

The Notes are redeemable at the Co-Issuers’ option at a redemption price equal to 108.750% of the outstanding principal amount (i.e., $1,087.50 per $1,000 principal amount of the Notes), plus an amount equal to $3.89 per $1,000 principal amount, which represents the accrued but unpaid interest from October 15, 2012, the most recent interest payment date of the Notes, to October 31, 2012.  The redemption is expected to occur on October 31, 2012.

Under the terms of the Tender Offer, holders of the Notes who validly tender and do not withdraw their Notes prior to 11:59 p.m., Eastern Time, on October 5, 2012 (as such time and date may be extended, the “Consent Payment Deadline”) and whose Notes are accepted for purchase, will receive the “Total Consideration,” which is equal to (i) $1,053.34 per $1,000.00 principal amount of Notes validly tendered (the “Tender Offer Consideration”) plus (ii) a consent payment of $40.00 per $1,000.00 principal amount of Notes validly tendered.  Holders of Notes who validly tender their Notes after the Consent Payment Deadline but on or before the Expiration Date, and whose Notes are accepted for purchase, will receive only the Tender Offer Consideration.  In addition to the Total Consideration or the Tender Offer Consideration, holders whose Notes are accepted in the Tender Offer will receive accrued and unpaid interest from and including the most recent interest payment date, and up to, but excluding, the applicable settlement date.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

In addition, if and to the extent that this press release is communicated in any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release is only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (as amended).

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the Tender Offer and Consent Solicitation.  You can identify these statements by the fact that they use words such as “expect”,

“estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events.  Factors that could affect whether the Tender Offer and Consent Solicitation is completed include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and Elan’s debt securities in particular.  A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and in its Reports of Foreign Issuer on Form 6-K furnished to the Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE: Elan Corporation, plc:

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